Richard H. Kirk Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street Newark, NJ 07102-2917 Tel 203-925-3707 Richard.Kirk@prudential.com

September 24, 2020

VIA EDGAR

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Response to SEC Staff Comments on Registration Statement on Form N-4
SEC File Nos. 333-230983, 333-184541 and 811-07325
Pruco Life Flexible Premium Variable Annuity Account (Registrant)
Pruco Life Insurance Company (Depositor); and
SEC File Nos. 333-184542 and 811-07975
Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Registrant)
Pruco Life Insurance Company of New Jersey (Depositor)

Dear Mr. Zapata:

On behalf of the above-referenced Registrants, below are responses to Staff comments received orally on September 16, 2020 with respect to the registration statements noted above.

The Staff’s comments and our responses are as follows:

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Alberto H. Zapata, Esq.
September 24, 2020

1.Comment: With respect to Part C of each registration statement filing, the Exhibits listed in Item 24 should have hyperlinks appearing where the Exhibits are first listed. The hyperlinks currently appear at the end of Part C before the signatures.

Response: We have revised the placement of Exhibit hyperlinks in Part C as requested.

2.Comment: Please add a hyperlink to the prior filing referenced in the Explanatory Note on the facing page of each registration statement filing.

Response: We have revised the Explanatory Note on the facing page of each filing to add the hyperlink as requested.

If you have any questions, please call me at (203) 242-6974.

Very truly yours,

/s/Richard H. Kirk
Richard H. Kirk
Vice President, Corporate Counsel

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